Exhibit 23.2

Consent of Independent Auditor

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of ACNB Corporation of our report dated February 23, 2024, relating to the consolidated financial statements of Traditions Bancorp, Inc., which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, P.C.

Philadelphia, PA

September 30, 2024

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.